Exhibit 1

Stock Symbols: AEM (NYSE and TSX)	For further information:
David Smith; Vice-President, Investor Relations
(416) 947-1212

AGNICO-EAGLE AGREES TO PURCHASE INVESTMENT IN COMAPLEX MINERALS

Toronto (July 13, 2008) - Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today announced that it has agreed to purchase 7,628,571 common shares, or approximately 14.5%, of Comaplex Minerals Corp. (“Comaplex”) from Troy Resources NL (“Troy”) in a private transaction.  Upon the closing of the transaction, Agnico-Eagle’s interest in Comaplex would be 8,228,571 common shares (approximately 15.6% of the outstanding common shares), which Agnico-Eagle believes would make it the largest single shareholder of Comaplex.  The agreement is subject to customary closing conditions.

Agnico-Eagle has agreed to pay Troy C$6.15 per share of Comaplex, or $46.9 million in cash.  Agnico-Eagle has also agreed that, if it acquires a majority interest in Comaplex by take-over bid, amalgamation or arrangement within 18 months of the agreement, Agnico-Eagle will pay Troy the difference between the final purchase price per share and the transaction price of C$6.15 per share.  The Comaplex common shares were acquired for investment purposes only.  Agnico-Eagle has no present intention to acquire further Comaplex common shares and may, from time to time, increase or decrease its ownership of or control over securities of Comaplex in response to market conditions, the business and prospects of Comaplex or other factors.

The main assets of Comaplex are a 78% interest in the Meliadine West gold project and 50% of the Meliadine East gold project, both near Rankin Inlet, Nunavut Territory, Canada.  Comaplex is currently conducting a drilling and underground evaluation program as part of a scoping study on the Meliadine West project.

“The purchase of a significant share position in an emerging junior gold company is consistent with our proven long-term strategy.  It gives us exposure to another growing gold deposit, located in a familiar region which is supportive of mining”, said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “The high-grade nature and increasing size of the Meliadine West gold deposit continues to be encouraging.  Given that we are currently active in the region at our Meadowbank project, we look forward to the results of the scoping study, expected later this year.” added Mr. Boyd.

The transaction is expected to close on Wednesday, July 16, 2008.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde Mine is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 26 consecutive years.  Agnico-Eagle’s registered office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.